UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42269

Galaxy Payroll Group Limited

25th Floor, Ovest,
77 Wing Lok Street,
Sheung Wan, Hong Kong

+852 3105 2611

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Galaxy Payroll Group Limited (the “Company”) (Nasdaq: GLXG) today announced that it entered into a Securities Purchase Agreement (“SPA”) with certain entities named therein (each an “Investor,” and collectively, the “Investors”) on July 11, 2025, pursuant to which the Investors agreed to subscribe, and the Company agreed to issue and sell an aggregate of 15,000,000 Class A ordinary shares, each with a par value of US$0.000625, (“PIPE Shares”) through a private investment in public equity (“PIPE”), at a price of US$0.33 per Class A Ordinary Share. Concurrently with the signing of the SPA, the Company also entered into a Registration Rights Agreement (“RRA”) with the Investors, pursuant to which the Company agrees to provide certain registration rights with respect to the PIPE Shares. The closing of the PIPE is subject to the satisfaction of certain customary closing conditions as stipulated in the SPA.

The Company has issued a press release regarding the PIPE, which is furnished herewith as Exhibit 99.1 to this report on Form 6-K. The form of each of the SPA and the RRA are filed herewith as Exhibit 10.1 and Exhibit 10.2, respectively, to this report on Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GALAXY PAYROLL GROUP LIMITED

By:	/s/ Wai Hong Lao
Name:	Wai Hong Lao
Title:	Chief Executive Officer

Date: July 14, 2025

EXHIBIT INDEX

Exhibit No.	Exhibit
10.1	Form of Securities Purchase Agreement

10.2	Form of Registration Rights Agreement

99.1	Press Release issued on July 14, 2025, regarding the Entry into a Securities Purchase Agreement and a Registration Rights Agreement with PIPE Investors

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